Exhibit 4.20

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021

Viveve Medical, Inc. (“Viveve”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.0001 per share (the “common stock”).

DESCRIPTION OF COMMON STOCK

The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our amended and restated certificate of incorporation and amendments thereto and the form of certificate of designation of our Series B Preferred Stock (collectively, the “Charter”) and our amended and restated bylaws, as amended (“Bylaws”), each of which is an exhibit to this Annual Report on Form 10-K to which this description is an exhibit.

General

Under the Charter, Viveve is authorized to issue up to 75,000,000 shares of common stock with a par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share. Of our 10,000,000 shares of preferred stock, 100,000 shares are designated Series B Preferred Stock. On December 16, 2020, Viveve filed a certificate of elimination with the State of Delaware to eliminate the Company’s class of Series A Preferred Stock. On January 15, 2021, Viveve filed a certificate of designation with the State of Delaware to designate 2,450,880 shares of preferred stock as Series C Preferred Stock, and on March 14, 2022, Viveve filed a certificate of elimination with the State of Delaware to eliminate the Company’s class of Series C Preferred Stock.

Common Stock

The holders of common stock are entitled to one vote per share. Our Charter does not expressly prohibit cumulative voting. The holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time-to-time shares of preferred stock in one or more series. The directors may from time to time by resolution passed before the issue of any preferred stock of any particular series, fix the number of shares of preferred stock of any particular series, determine the designation of the shares of preferred stock of that series and create, define and attach special rights and restrictions to the shares of preferred stock of that series including, but without in any way limiting or restricting the generality of the foregoing: the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction (provided that any such conversion or exchange rights or rights of retraction shall be in accordance with the provisions existing at the time of creation of such series relating to conversion, exchange, or retraction as prescribed by the policies of any stock exchange on which our shares are then listed); the terms and conditions of any share purchase plan or sinking fund; and voting rights and restrictions.

Holders of preferred stock will be entitled, on the distribution of our assets or in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or on any other distribution of our assets among our stockholders for the purpose of winding-up our affairs, to receive before any distribution to be made to holders of common stock or any other shares of stock ranking junior to the preferred stock with respect to repayment of capital, but after any distributions shall be made on any Series B preferred stock or any of our existing or future indebtedness, the amount due to the holders of preferred stock in accordance with our Charter with respect to each share of preferred stock held by them, together with all accrued and unpaid cumulative dividends on Series B preferred stock and any preferential dividends on any other series of preferred stock, and all declared and unpaid non-cumulative dividends (if any and if preferential) on any series of preferred stock.

Except for voting rights that may be attached to any series of the preferred stock by the directors, holders of preferred stock will not be entitled to vote at any meeting of our stockholders. Holders of Series B Preferred Stock do not have any rights with respect to such shares prior to conversion of such shares to common stock. Holders of preferred stock will be given notice of and be invited to attend meetings of our voting stockholders.

It is not possible to state the actual effect of the issuance of any other preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

●	impairing dividend rights of our common stock;
●	diluting the voting power of our common stock;
●	impairing the liquidation rights of our common stock; and
●	delaying or preventing a change of control without further action by our stockholders.

Listing

Our common stock is listed on The NASDAQ Capital Market under the symbol “VIVE.”

Delaware as the Exclusive Jurisdiction for State Law Claims

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for: (1) any derivative action or proceeding brought on the Company's behalf; (2) any action asserting a claim of, or a claim based on, breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us or our directors, officers, employees or stockholders arising pursuant to any provision of the Delaware General Corporation Law or our Charter and Bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Forum Provision”); provided, however, that this Delaware Forum Provision does not apply to any actions arising under the Securities Act or the Exchange Act. The Delaware Forum Provision may impose additional litigation costs on stockholders in pursuing such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of such lawsuits. The Court of Chancery of the State of Delaware may also reach different judgment or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Antitakeover Effects of Delaware Law and Provisions of our Charter and Bylaws

Certain provisions of the Delaware General Corporation Law and of our Charter and Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us unless such takeover or change of control is approved by the board of directors. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of our Charter and Bylaws

Our Charter and Bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. In accordance with our Charter, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our Charter also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders. Our Charter provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our Bylaws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders. Our Bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our Bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our Bylaws.

Amendment to Charter and Bylaws. As required by the Delaware General Corporation Law, any amendment of our Charter must first be approved by a majority of our board of directors, and if required by law or our Charter, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our Charter must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our Bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the Bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our Charter provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.